EXHIBIT 99.1

Intellipharmaceutics Receives Anticipated Additional Staff Determination Letter from Nasdaq

Toronto, Ontario June 8, 2018 Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has received a letter from the Nasdaq Listings Qualification staff (the “Staff”) formally notifiying the Company that its 180-day grace period for the $1.00 per share bid price requirement period has expired and that therefore the Company is non-compliant with Nasdaq Listing Rule 5550(a)(2). While the Company has the opportunity to provide a submission to the Nasdaq Hearings Panel (the “Panel”), it does not intend to do so since the Company proactively addressed the bid price issue at the hearing held on May 17, 2018, and since the Panel has already granted the Company a further extension within which to address the bid price issue.

The Company was first notified by Nasdaq that it failed to comply with the minimum bid price requirement in December 2017. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 4, 2018, to regain compliance with such rule.

As previously reported, at a hearing held by the Panel on May 17, 2018, the Company presented its plan to regain and maintain compliance with Nasdaq’s continued listing requirements, including with respect to the minimum bid price and stockholders’ equity requirements. By decision dated May 21, 2018, the Panel granted the Company’s request for an extension, through September 28, 2018, to evidence compliance with all applicable requirements for continued listing on Nasdaq, including the $1.00 bid price requirement. Accordingly, the Staff’s most recent notice should have no impact on the Company’s continued listing on Nasdaq at this time. On or before September 28, 2018, the Company must comply with the minimum bid price requirement by having a closing bid price of over US$1.00 for at least ten prior consecutive trading days. The Company must also have by September 28, 2018 a stockholders’ equity position of over $2.5 million. Finally, the Company must by that date provide the Panel with updated financial projections demonstrating its ability to maintain compliance with the stockholders’ equity rule for the coming year. There is no assurance that the Company will be able to regain compliance with the Nasdaq requirements, or if it does, that the Company will be able to maintain such compliance.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse- deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to implement our plan of compliance with the Nasdaq continued listing standards. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com